XSPORT GLOBAL, INC.

April 15, 2019

VIA EDGAR ONLY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:	Folake Ayoola, Special Counsel
Jeff Kauten, Staff Attorney

Re:	XSport Global, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 4, 2019
File No. 333-227972

Dear Ms. Ayoola and Mr. Kauten:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer and Chairman of XSport Global, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s Registration Statement on Form S-1/A, filed on December 13, 2018 (the “Registration Statement”) provided in your letter dated February 6, 2019 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary of Amendment No. 2 to Registration Statement of Form S-1 filed on March 4, 2019.  Our responses follow the text of each Comment Letter, which we have reproduced below for your convenience.

Amendment No. 2 to Form S-1 filed March 4, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity, Financial Condition and Capital Resources, page 32

1.
You state that "management believes its current cash on hand will not be sufficient for the next twelve months from the issuance of this registration statement." Please disclose the minimum number of months you will be able to conduct your planned operations with currently available capital resources if you do not raise additional capital. Additionally, please discuss the impact of the defaulted loans on your liquidity.

United States Securities and Exchange Commission
Division of Corporation Finance
April 15, 2019

The Registration Statement was revised to include the following disclosure:

Cash from Financing Activities

As of December 31, 2018, we have insufficient cash to operate our business at the current level for the next twelve months and to achieve our business goals unless there is an additional infusion of cash. As of December 31, 2018, we had cash on hand of $84,244 and a working capital deficiency of $2,839,865, as compared to cash on hand of $87,595 and a working capital deficiency of $2,477,846 as of September 30, 2018. We believe this cash will be sufficient to conduct our currently planned operations for a period of three to five months.  However, we also have promissory notes of approximately $440,000 that are past due and owe approximately an additional $575,000 on other notes.  If we are required to pay these notes prior to implementing our business plan, our business plan will be significantly delayed. There can be no assurance that the Company will be able to obtain such additional capital resources or that such financing will be on terms that are favorable to the Company.

* * * * *

The Issuer hereby acknowledges that:

●          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●          the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Robert Finigan

Robert Finigan
Chief Executive Officer, Chairman